Exhibit 7.1

RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets out our ratios of earnings to fixed charges for each of the five years ended 31 December 2011, 2010, 2009, 2008, and 2007 based on information derived from our consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards (“IFRS”).

	Year ended 31 December
	2011	2010	2009	2008	2007

Earnings:
Profit from operations before taxes and share of results of associates	9,192	7,161	7,150	3,740	5,054
Add: Fixed charges (below)	3,702	4,313	5,014	1,965	1,035
Less: Interest capitalized (below)	110	35	4	—	—

Total earnings	12,784	11,439	12,160	5,705	6,089

Fixed charges:
Interest expense and similar charges	3,216	3,848	4,394	1,761	926
Accretion expense	286	351	526	127	49
Interest capitalized	110	35	4	—	—
Estimated interest portion of rental expense	90	79	90	77	60

Total fixed charges	3,702	4,313	5,014	1,965	1,035

Ratio of earnings to fixed charges	3.45	2.65	2.43	2.90	5.88

The ratio of earnings to fixed charges represents the number of times fixed charges are covered by earnings. For the purposes of computing this ratio, earnings consist of profit from operations before taxes and share of results of associates, plus fixed charges, minus interest capitalized during the period. Fixed charges consist of interest and accretion expense, interest on finance lease obligations, interest capitalized, plus one-third of rent expense on operating leases, estimated by the company as representative of the interest factor attributable to such rent expense.

The Parent Guarantor did not have any preferred stock outstanding and did not pay or accrue any preferred stock dividends during the periods presented above.